Exhibit 10.2

October 29, 2025

Chirantan J. Desai
[via email]

Dear CJ,

MongoDB, Inc. (the "Company") is delighted to confirm our employment offer for the position of President and Chief Executive Officer to be based in our New York and Palo Alto offices (with travel to other offices from time to time), reporting to the Company's Board of Directors (the "Board"). You will also be appointed to the Company's Board as an executive member of the Board. If you accept our offer, the terms and conditions set forth in this offer letter agreement (the "Agreement") will become effective as of November 10, 2025 or later date mutually agreed with the Company (the "Effective Date").

Base Salary

You will be employed as a full-time salaried employee, compensated at the rate of $20,833.33 per semi-monthly pay period ($500,000 annually). Currently, the Company's regular pay dates are the 15th and last day of each calendar month. If a pay date falls on a weekend or Federal/bank holiday, then the pay date will be on the previous business day. Said salary will be paid in accordance with the Company's normal payroll practices as may exist from time to time and is subject to required and voluntary withholdings.

Bonus

In addition to your base salary, during your employment as President and Chief Executive Officer, you will continue to be eligible for an annual bonus with a target of $350,000 (or 70% of base salary) per annum paid semi-annually, and which will be based on achievement of Company performance goals to be determined by the Company in its sole discretion. Bonus is subject to required and voluntary withholdings and paid according to Company payroll practices. You must be employed on the bonus payment date to be eligible for the bonus payment, except as otherwise provided below.

Sign on Cash and Equity

You will be entitled to a sign on bonus of $2,500,000, payable in cash: fifty percent ($1,250,000) following six months of continuous service from the Effective Date and the remaining fifty percent ($1,250,000) following twelve months of continuous service from the Effective Date, in each case, within the next applicable payroll cycle following each such payment vesting date.

You will also be entitled to receive a Restricted Stock Unit award for shares of the Company's Common Stock ("RSUs") with a value as of the grant date of fifteen million US Dollars ($15,000,000), with the number of RSUs to be determined by the Compensation Committee of the Board (the "Committee"), based on the closing price of the Company's stock on October 27, 2025, subject to Committee approval and other terms and conditions of the Company's 2016 Equity Incentive Plan and the related Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement. The RSUs will vest in eight equal quarterly installments over two (2) years starting after the first quarter following the Vesting Start Date (as set forth in the applicable award agreement), subject to your continuous service through each applicable vesting date such that 100% of the RSUs will be vested on the two-year anniversary of the Vesting Start Date. Each RSU installment shall be subject to a one year holding period such that, following the vesting of each RSU installment, you agree not to sell, trade or otherwise dispose of such RSUs for an additional one year period following each such vesting date.

Exhibit 10.2

You will also be entitled to receive a Performance Stock Unit award for shares of the Company's Common Stock ("PSUs") with a value as of October 27, 2025, of seventeen million five hundred thousand US Dollars ($17,500,000), with the number of PSUs to be determined by the Committee based on the closing price of the Company's stock on October 27, 2025, as determined by the Committee, subject to Committee approval and other terms and conditions of the Company's 2016 Equity Incentive Plan and the related Performance Stock Unit Award Grant Notice and Performance Stock Unit Agreement. Your grant will vest over three (3) years with a minimum one year time vest. Your grant will vest on the three year anniversary of the Vesting Start Date, subject to your continuous service through such vesting date, with the number of PSUs to be determined based on the Company's performance (with such metrics as determined by the Committee).

Equity

You will be eligible to receive annual refresh grants based on performance.

Termination

Except as provided below, if you resign or the Company terminates your employment, or upon your death or disability, then (i) you will no longer vest in any equity awards, (ii) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (iii) you will not be entitled to any severance benefits. In addition, you will resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

In the event your employment with the Company is terminated by the Company without Cause (and other than as result of death or disability) or due to your resignation for Good Reason (collectively, an "Involuntary Termination"), then provided such Involuntary Termination constitutes a "separation from service" (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a "Separation from Service"), and provided that you remain in compliance with the terms of this Agreement, the Company will provide you with the following severance benefits (collectively, the "Severance Benefits"): (a) an amount equal to twelve (12) months of your then-current base salary to be paid in equal installments on the Company's normal payroll schedule over the twelve (12) month period immediately following the date of Separation from Service; and (b) provided that you timely elect continued coverage under COBRA, the Company will pay your COBRA premiums to continue your coverage (including coverage for eligible dependents, if applicable) ("COBRA Premiums") through the period (the "COBRA Premium Period") starting on your Separation from Service date and ending on the earliest to occur of: (i) twelve (12) months following your Separation from Service; (ii) the date you become eligible for group health insurance coverage through a new employer; or (iii) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer's group health plan or otherwise cease to be eligible for COBRA during the COBRA Premium Period, you must immediately notify the Company of such event. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA Premiums without a substantial risk of violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your employment termination (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made on the last day of each month regardless of whether you elect COBRA continuation coverage and will end on the earlier of (x) the date upon which you obtain other employment or (y) the last day of the 12th calendar month following your Separation from Service date.

If your Involuntary Termination occurs either in connection with a Change in Control (as defined in the Company's 2016 Equity Incentive Plan), or within 3 months prior to or within twelve (12) months following the closing of a Change in Control, and such termination qualifies as a Separation from Service, and provided that you remain in compliance with the terms of this Agreement, then you will be entitled to the Severance Benefits provided for above, and the following additional benefits: (a) an amount equal to twelve (12) months of your then-current "cash eligible" annual target bonus to be paid in equal installments on the Company's normal payroll schedule over the twelve (12) month period immediately following the date of Separation from Service, which, for the avoidance of doubt, shall be in addition to payment of (i) any earned but unpaid annual bonus for the fiscal year preceding the fiscal year in which such Separation from Service occurs based on actual performance, as determined by the Compensation Committee and (ii) an annual bonus for the fiscal year in which the Separation from Service occurs, prorated to your date of Separation from Service and determined based on the greater of target performance or actual performance as of your date of Separation from Service, as determined by the Compensation Committee; (b) 100% of all of your then-outstanding time-based unvested Company equity awards will accelerate and will be deemed vested and

Exhibit 10.2

exercisable (if applicable) as of your date of Separation from Service; and (c) 100% of all of your then-outstanding performance-based unvested Company equity awards will accelerate and will be deemed vested and exercisable (if applicable) based on the greater of your target performance rate or actual performance as of your date of Separation from Service (collectively, the "Change in Control Severance Benefits"), including any performance-based unvested awards granted pursuant to the Company's Senior Leadership Equity Bonus Program (or similar annual bonus program that may be adopted in the future) (an "Equity Bonus Program"). For the avoidance of doubt, if you have elected to receive your annual bonus in equity in lieu of cash pursuant to an Equity Bonus Program, and have received an equity grant as a result of this election, your annual bonus for the performance period for which you made the election will no longer be considered "cash-eligible" for purposes of subsection (a) of this paragraph; provided however, that for any period for which you have elected to receive your annual bonus in equity in lieu of cash pursuant to an Equity Bonus Program, and for which the Company has not yet granted an equity award to you as of the date of Separation of Service, then such election shall be void, and your annual bonus for such period shall be "cash-eligible" in accordance with subsection (a) of this paragraph.

The receipt of the Severance Benefits or the Change in Control Severance Benefits, as applicable, provided above will be subject to you signing and not revoking a separation agreement and release of claims in a form similar to that attached hereto as Exhibit A (as amended to reflect the reason for the separation and any changes to the law) (the "Separation Agreement") within the time period set forth therein, which will not exceed 50 days from the date of your Separation from Service (the "Release Period"). No Severance Benefits or Change in Control Severance Benefits, as applicable, will be paid or provided until the Separation Agreement becomes effective. If the Release Period described in the preceding sentence spans two calendar years, then payment of the Severance Benefits or the Change in Control Severance Benefits, as applicable, will in any event commence in the second calendar year. You will also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

For purposes of this Agreement, "Cause" will mean termination based upon (i) your willful failure to follow lawful directions communicated to you by the Board or otherwise to perform your duties to the Company; (ii) the willful or intentional engaging by you in conduct which is injurious to the Company or its reputation, business or business relationships, monetarily or otherwise; (iii) your commission of an act of fraud, misappropriation or embezzlement with respect to the Company or the Company's business; (iv) your conviction of, or a plea of guilty or nolo contendere to, a felony or a crime of moral turpitude (meaning an extreme departure from ordinary standards of honesty, good morals, justice or ethics as to be shocking in the moral sense of community); (v) your habitual drunkenness or use of illegal substances; (vi) a material breach by you of your obligations under this Agreement, including (without limitation) your obligations specified in your Employee Invention Assignment Agreement, Confidentiality and Arbitration Agreement that is not cured (to the extent curable) within 15 days of the Company providing written notice of such material breach; or (vii) your commission of an act of gross neglect or gross misconduct in connection with the performance of your duties.

For purposes of this Agreement, "Good Reason" means the occurrence of one of the following events without your written consent: (i) a material diminution by the Company in your title or the nature or scope of your responsibilities, duties or authority with the Company, it being specified that no longer holding the office of Chief Executive Officer of a publicly traded company will be considered a material diminution in responsibilities under this clause (i), (ii) a material reduction of your base salary, (iii) a relocation of your principal place of employment that increases your one-way commute by more than 50 miles as compared to your then-current principal place of employment prior to such relocation (it being understood that you are expected to spend material amounts of time in the Company's other offices as part of your duties hereunder), or (iv) failure by the Company to ensure that a successor entity assumes this Agreement; provided, however, that to resign for Good Reason, you must (1) provide written notice to the Company's General Counsel within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured with such period, your resignation from all positions you then hold with the Company is effective not later than 60 days after the expiration of the cure period.

Benefits

As a regular full-time employee, you will continue to be eligible to participate in Company-sponsored medical, dental, vision, life insurance, short and long-term disability plans. The Company may discontinue or modify any such plans, programs or practices at any time, with or without notice.

Exhibit 10.2

Section 280G

If any payment or benefit (including payments and benefits pursuant to this Agreement) that you would receive from the Company or otherwise in connection with a Change in Control (the "Transaction Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Company will cause to be determined, before any amounts of the Transaction Payment are paid to you, which of the following two alternative forms of payment would result in your receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a "Full Payment"), or (2) payment of only a part of the Transaction Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a "Reduced Payment"). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company will cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) you will have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits will occur in the manner that results in the greatest economic benefit to you as determined in this paragraph. If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment will be reduced pro rata. Unless you and the Company otherwise agree in writing, any determination required under this section will be made in writing by the Company's independent public accountants (the "Accountants"), whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this section. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this section as well as any costs incurred by you with the Accountants for tax planning under Sections 280G and 4999 of the Code.

Section 409A

It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code ("Section 409A") provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a "specified employee" for purposes of Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be "deferred compensation", then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments will not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such time period, all payments deferred pursuant to this section will be paid in a lump sum to you, and any remaining payments due will be paid as otherwise provided herein or in the applicable agreement. No interest will be due on any amounts so deferred. Notwithstanding anything to the contrary in this Agreement, all (1) reimbursements and (2) in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (x) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (y) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (z) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit. In no event whatsoever will the Company be liable for any additional tax, interest or penalty that may be imposed on you by Section 409A or damages for failing to comply with Section 409A.

Exhibit 10.2

Arbitration

You and the Company have previously executed the Company's standard arbitration agreement that is contained in your Employee Invention Assignment, Confidentiality and Arbitration Agreement (the "Arbitration Agreement"), which agreement remains in full force and effect. You acknowledge and agree to all of the Company's policies in effect during your employment with Company, including, but not limited to, the policies found in the MongoDB Employee Handbook and the Arbitration Agreement.

At Will Employment

Your employment relationship with the Company is "at-will." That means you are free, at any time, for any reason, to end your employment with the Company and that the Company may do the same. Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by the Board and you.

We look forward to your continued contributions to the growth and success of MongoDB over the coming years.
Sincerely,

MongoDB, Inc.

/s/ Andrew Stephens

Name: Andrew Stephens Date October 29, 2025
Title: General Counsel

I hereby acknowledge my acceptance of continued employment with MongoDB pursuant to the terms and conditions contained in this Agreement.

/s/ Chirantan Desai

Chirantan J. Desai Date October 29, 2025

Exhibit 10.2

Exhibit A

[DATE]

CJ Desai

Re: Terms of **[Resignation or Separation]**

This letter confirms the agreement ("Agreement") between you and MongoDB, Inc. (the "Company") concerning the terms of your **[resignation or separation]** and offers you the separation compensation we discussed in exchange for a general release of claims and covenant not to sue.

1.**[Resignation or Separation]** Date: is your last day of employment with the Company (the "**[Resignation or Separation]** Date").

2.Acknowledgment of Payment of Wages: On the next regularly scheduled pay day following the Separation Date, the Company will pay you an amount that represents all of your salary earned through the Separation Date. Per the Company's flexible time off program, paid time off is not accrued and is therefore not paid out upon separation from the Company. You acknowledge that, prior to the execution of this Agreement, you were not entitled to receive any additional money from the Company, and that the only payments and benefits that you are entitled to receive from the Company in the future are those specified in this Agreement.

3.Separation Compensation: In exchange for your agreement to the general release and waiver of claims and covenant not to sue set forth below and your other promises herein, the Company agrees to provide you with the **[Severance Benefits / Change in Control Severance Benefits]** (as defined in the Offer Letter, dated as of October 29, 2025, between you and the Company).

By signing below, you acknowledge that you are receiving the separation compensation outlined in this paragraph in consideration for waiving your rights to claims referred to in this Agreement and that you would not otherwise be entitled to the separation compensation.

4.Return of Company Property: You hereby warrant to the Company that you have returned to the Company all property or data of the Company of any type whatsoever that has been in your possession or control.

5.Proprietary Information: You hereby acknowledge that you are and continue to be bound by the attached Employee Invention Assignment, Confidentiality and Arbitration Agreement (**Exhibit A** hereto) and that as a result of your employment with the Company you have had access to the Company's Proprietary Information (as defined in the agreement), that you will hold all Proprietary Information in strictest confidence and that you will not make use of such Proprietary Information on behalf of anyone. You further confirm that you have delivered to the Company all documents and data of any nature containing or pertaining to such Proprietary Information and that you have not taken with you any such documents or data or any reproduction thereof.

6.Equity: Pursuant to your award agreements with the Company dated [____________] and the Company's 2016 Equity Incentive Plan (hereafter collectively referred to as the "Award Agreements"), you received certain equity awards. Your rights concerning any equity awards will be governed by the applicable Award Agreements, except as otherwise set forth in your Offer Letter.

7.General Release and Waiver of Claims:

a. The payments and promises set forth in this Agreement are in full satisfaction of all accrued salary, vacation pay, bonus and commission pay, profit-sharing, stock, stock options or other ownership interest in the

Exhibit 10.2

Company, termination benefits or other compensation to which you may be entitled by virtue of your employment with the Company or your separation from the Company. To the fullest extent permitted by law, you hereby release and waive any other claims you may have against the Company and its owners, agents, officers, shareholders, employees, directors, attorneys, subscribers, subsidiaries, affiliates, successors and assigns (collectively "Releasees"), whether known or not known, including, without limitation, claims under any employment laws, including, but not limited to, claims of unlawful discharge, breach of contract, breach of the covenant of good faith and fair dealing, fraud, violation of public policy, defamation, physical injury, emotional distress, claims for additional compensation or benefits arising out of your employment or your separation of employment, claims under Title VII of the 1964 Civil Rights Act, as amended, the New York Human Rights Law and any other laws and/or regulations relating to employment or employment discrimination, including, without limitation, claims based on age or under the Age Discrimination in Employment Act or Older Workers Benefit Protection Act, and/or claims based on disability or under the Americans with Disabilities Act.

b. You hereby acknowledge that you are aware of the principle that a general release does not extend to claims that the releasor does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her, must have materially affected his or her settlement with the releasee. With knowledge of this principle, you hereby agree to expressly waive any rights you may have to that effect.

You further acknowledge that you waive all rights afforded by Section 1542 of the Civil Code of the State of California ("Section 1542"), or any other law or statute of similar effect in any jurisdiction with respect to the released Claims, with respect to the Releasees. Section 1542 states:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

Notwithstanding the provisions of Section 1542 and for the purpose of implementing a full and complete release of all claims, you acknowledge and agree that this Agreement releases all claims existing or arising prior to your execution of this Agreement which you have or suspect you may have against the Releasees whether such claims are known or unknown and suspected or unsuspected by you and you forever waive all inquiries and investigations into any and all such claims. You understand and acknowledge that the significance and consequence of this waiver of Civil Code §1542, is that even if you should suffer additional injuries or damages arising out of the released claims, you will not be permitted to make any claim for those injuries or damages.

c. You and the Company do not intend to release claims that you may not release as a matter of law, including but not limited to claims for indemnity, and any claims for enforcement of this Agreement. To the fullest extent permitted by law, any dispute regarding the scope of this general release shall be determined by an arbitrator under the procedures set forth in the arbitration clause below.

8.<u>Covenant Not to Sue</u>:

a. To the fullest extent permitted by law, at no time subsequent to the execution of this Agreement will you pursue, or cause or knowingly permit the prosecution, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, any charge, claim or action of any kind, nature and character whatsoever, known or unknown, which you may now have, have ever had, or may in the future have against Releasees, which is based in whole or in part on any matter covered by this Agreement.

b.Nothing in this section shall prohibit you from filing a charge or complaint with a government agency where, as a matter of law, the parties may not restrict your ability to file such administrative complaints. However, you understand and agree that, by entering into this Agreement, you are releasing any and all individual claims for relief, and that any and all subsequent disputes between you and the Company shall be resolved through arbitration as provided below.

c.Nothing in this section shall prohibit or impair you or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either party to commit (or aid or abet in the commission of) any unlawful act.

9.<u>Nondisparagement</u>: You agree that you will not disparage Releasees or their products, services, agents, representatives, directors, officers, shareholders, attorneys, employees, vendors, affiliates, successors or assigns, or any person acting by, through, under or in concert with any of them, with any written or oral statement. Nothing in this

Exhibit 10.2

paragraph shall prohibit you from providing truthful information in response to a subpoena or other legal process. Notwithstanding the foregoing, nothing in this Agreement precludes or otherwise limits your ability to communicate directly with and provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege to the Securities and Exchange Commission (the "SEC"), or any other federal, state or local governmental agency or commission or self-regulatory organization (each such agency, commission or organization, a "Government Agency") or self-regulatory organization regarding possible legal violations, without disclosure to the Company. You do not need the prior authorization of the Company to make any such reports or disclosures, and you shall not be required to notify the Company that such reports or disclosures have been made. The Company may not retaliate against you for any of these activities, and nothing in this Agreement requires you to waive any monetary award or other relief that you might become entitled to from the SEC or any other Government Agency.

10.Arbitration: Except for any claim for injunctive relief arising out of a breach of a party's obligations to protect the other's proprietary information, the parties agree to arbitrate, in County, New York, any and all disputes or claims arising out of or related to the validity, enforceability, interpretation, performance or breach of this Agreement, whether sounding in tort, contract, statutory violation or otherwise, or involving the construction or application or any of the terms, provisions, or conditions of this Agreement. Any arbitration may be initiated by a written demand to the other party. The arbitrator's decision shall be final, binding, and conclusive. The parties further agree that this Agreement is intended to be strictly construed to provide for arbitration as the sole and exclusive means for resolution of all disputes hereunder to the fullest extent permitted by law. The parties expressly waive any entitlement to have such controversies decided by a court or a jury.

11.Attorneys' Fees: If any action is brought to enforce the terms of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys' fees, costs and expenses from the other party, in addition to any other relief to which the prevailing party may be entitled.

12.Confidentiality: Except as required by applicable law, the contents, terms and conditions of this Agreement must be kept confidential by you and may not be disclosed except to your immediate family, accountant or attorneys or pursuant to subpoena or court order. You agree that if you are asked for information concerning this Agreement, you will state only that you and the Company reached an amicable resolution of any disputes concerning your separation from the Company. Any breach of this confidentiality provision shall be deemed a material breach of this Agreement.

13.No Admission of Liability: This Agreement is not and shall not be construed or contended by you to be an admission or evidence of any wrongdoing or liability on the part of Releasees, their representatives, heirs, executors, attorneys, agents, partners, officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. This Agreement shall be afforded the maximum protection allowable under the Federal Rules of Evidence 408 and/or any other state or federal provisions of similar effect.

14.Complete and Voluntary Agreement: This Agreement, together with Exhibit A hereto and any equity award agreements, constitute the entire agreement between you and Releasees with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, relating to such subject matter. You acknowledge that neither Releasees nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this Agreement for the purpose of inducing you to execute the Agreement, and you acknowledge that you have executed this Agreement in reliance only upon such promises, representations and warranties as are contained herein, and that you are executing this Agreement voluntarily, free of any duress or coercion.

15.Severability: The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the other parts shall remain fully valid and enforceable. Specifically, should a court, arbitrator, or government agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the general release, the waiver of unknown claims and the covenant not to sue above shall otherwise remain effective to release any and all other claims.

16.Modification; Counterparts; Facsimile/PDF Signatures: It is expressly agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, executed by authorized representatives of each of the parties to this Agreement. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Execution of a facsimile or PDF copy shall have the

Exhibit 10.2

same force and effect as execution of an original, and a copy of a signature will be equally admissible in any legal proceeding as if an original.

17.Review of Separation Agreement: You understand that you may take up to twenty-one (21) days to consider this Agreement and, by signing below, affirm that you were advised to consult with an attorney prior to signing this agreement. You also understand you may revoke this Agreement within seven (7) days of signing this document and that the compensation to be paid to you pursuant to Paragraph 3 will be paid only at the end of that seven (7) day revocation period.

18.Effective Date: This Agreement is effective on the eighth (8th) day after you sign it and without revocation by you.

19.Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

If you agree to abide by the terms outlined in this letter, please sign this letter below and also sign the attached copy and return it to me. I wish you the best in your future endeavors.

Sincerely,
MongoDB, Inc.

By: ______________________________

[Name and title of person signing on behalf of the Company]

READ, UNDERSTOOD AND AGREED

CJ Desai: ___________________________ Date: ____________________________